Novartis AG
Postfach
4002 Basel
Switzerland

March 27, 2017

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2016

Filed January 25, 2017

File No. 1-15024

Dear Mr. Rosenberg:

We are in receipt of your letter addressed to Harry Kirsch, our Chief Financial Officer, dated March 23, 2017.  As agreed in a recent telephone call between Barry Rosenfeld, of our affiliate Novartis Finance Corporation, and Mary Mast, Senior Staff Accountant at SEC, we will respond to your letter on or before April 20, 2017.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group